# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EVGO INC., CIK 0001821159
CUSIP: 30052F100
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 11835 West Olympic Boulevard, Suite 900E, Los Angeles, California (CA), 90064
Date of event which requires filing of this statement: 12/16/2024
Amends the filing with accession number 0001104659-24-109978
Filed by CIK 0002041483
Persons authorized to receive notices and communications: Jeffrey Wade, 1700 Broadway, 35th Floor, New York, New York (NY), 10019, 212-615-3456; Adam M. Turteltaub, Esq., 787 Seventh Avenue, New York, New York (NY), 10019, 212-728-8000

## Reporting persons
- EVgo Holdings, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,882,352; sole dispositive power 0; shared dispositive power 5,882,352; aggregate amount beneficially owned 5,882,352 (4.5% of the class)
  Comment: Based upon the 130,692,448 shares of Class A Common Stock issued and outstanding as of December 18, 2024, as reported by the Issuer in its Prospectus Supplement on Form 424(b)(5) filed with the Securities and Exchange Commission on December 18, 2024.
- EVgo Member Holdings, LLC (CIK 0002041483): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,882,352; sole dispositive power 0; shared dispositive power 5,882,352; aggregate amount beneficially owned 5,882,352 (4.5% of the class)
  Comment: Based upon the 130,692,448 shares of Class A Common Stock issued and outstanding as of December 18, 2024, as reported by the Issuer in its Prospectus Supplement on Form 424(b)(5) filed with the Securities and Exchange Commission on December 18, 2024.
- LS Power Equity Partners IV, L.P. (CIK 0001725136): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,882,352; sole dispositive power 0; shared dispositive power 5,882,352; aggregate amount beneficially owned 5,882,352 (4.5% of the class)
  Comment: Based upon the 130,692,448 shares of Class A Common Stock issued and outstanding as of December 18, 2024, as reported by the Issuer in its Prospectus Supplement on Form 424(b)(5) filed with the Securities and Exchange Commission on December 18, 2024.
- LS Power Partners IV, LP (CIK 0002041750): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,882,352; sole dispositive power 0; shared dispositive power 5,882,352; aggregate amount beneficially owned 5,882,352 (4.5% of the class)
  Comment: Based upon the 130,692,448 shares of Class A Common Stock issued and outstanding as of December 18, 2024, as reported by the Issuer in its Prospectus Supplement on Form 424(b)(5) filed with the Securities and Exchange Commission on December 18, 2024.
- LS Power Fund IV GP, LLC (CIK 0002041749): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,882,352; sole dispositive power 0; shared dispositive power 5,882,352; aggregate amount beneficially owned 5,882,352 (4.5% of the class)
  Comment: Based upon the 130,692,448 shares of Class A Common Stock issued and outstanding as of December 18, 2024, as reported by the Issuer in its Prospectus Supplement on Form 424(b)(5) filed with the Securities and Exchange Commission on December 18, 2024.
- LS Power Equity Advisors LLC (CIK 0002041747): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,882,352; sole dispositive power 0; shared dispositive power 5,882,352; aggregate amount beneficially owned 5,882,352 (4.5% of the class)
  Comment: Based upon the 130,692,448 shares of Class A Common Stock issued and outstanding as of December 18, 2024, as reported by the Issuer in its Prospectus Supplement on Form 424(b)(5) filed with the Securities and Exchange Commission on December 18, 2024.
- David Nanus (CIK 0001870860): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,882,352; sole dispositive power 0; shared dispositive power 5,882,352; aggregate amount beneficially owned 5,882,352 (4.5% of the class)
  Comment: Based upon the 130,692,448 shares of Class A Common Stock issued and outstanding as of December 18, 2024, as reported by the Issuer in its Prospectus Supplement on Form 424(b)(5) filed with the Securities and Exchange Commission on December 18, 2024.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Name of issuer: EVGO INC.
Address of issuer's principal executive offices: 11835 West Olympic Boulevard, Suite 900E, Los Angeles, California (CA), 90064
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is being filed with respect to the Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of EVgo Inc. to amend the Schedule 13D filed on October 18, 2024 (as amended by Amendment No. 1, the "Schedule 13D").

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed on behalf of:

EVgo Holdings, LLC ("EVgo Holdings"), a Delaware limited liability company;

EVgo Member Holdings, LLC ("EVgo Member"), a Delaware limited liability company;

LS Power Equity Partners IV, L.P. ("LSPEP IV"), a Delaware limited partnership;

LS Power Partners IV, LP ("LSPEP IV GP"), a Delaware limited partnership;

LS Power Fund IV GP, LLC ("LSPEP IV Ultimate GP"), a Delaware limited liability company;

LS Power Equity Advisors, LLC ("LSP Advisors" and together with EVgo Member, LSPEP IV, LSPEP IV GP and LSPEP IV Ultimate GP, the LS Power Entities), a Delaware limited liability company;

David Nanus ("Mr. Nanus," who, together with EVgo Holdings, EVgo Member, LSPEP IV and LSP Advisors, may be referred to herein as the "Reporting Persons").
Residence or business address: The address of the principal business and principal office of each of the Reporting Persons is 1700 Broadway, 35th Floor, New York, New York 10019.
Present principal occupation or employment:
The principal business of EVgo Holdings and EVgo Member is to hold securities in the Issuer. The principal business of LSPEP IV is making private equity and related investments. The principal business of LSPEP IV GP is acting as the general partner of LSPEP IV. The principal business of LSPEP IV Ultimate GP is acting as the general partner LSPEP IV GP. The principal business of LSP Advisors is managing the investments of LSPEP IV and other private equity funds (LSPEP IV and such other private equity funds referred to herein as "LS Power Funds"). The principal business of Mr. Nanus is to manage the investments of the LS Power Funds.

EVgo Member is the sole voting member of EVgo Holdings. LSPEP IV is the sole member of EVgo Member. LSPEP IV GP is the general partner of LSPEP IV. LSPEP IV Ultimate GP is the general partner of LSPEP IV GP. LSP Advisors is the sole member of LSPEP IV Ultimate GP.

Each of LSPEP IV, LSPEP IV GP, LSPEP IV Ultimate GP and LSP Advisors may be deemed to have shared voting and investment power with respect to the shares directly owned by EVgo Member and therefore may be deemed to beneficially own such shares.

Mr. Nanus, through his position, relationship and/or affiliation with the LS Power Entities, may have shared voting and investment power with respect to the shares beneficially owned by the LS Power Entities. As such, Mr. Nanus may be deemed to have or share beneficial ownership of the shares beneficially owned by the LS Power Entities. Mr. Nanus disclaims beneficial ownership of such shares.
Criminal convictions in the last five years: None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The jurisdiction of organization of each of the Reporting Persons is set forth in subsection (a) above. Mr. Nanus is a citizen of the United States.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated in its entirety:

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

On December 16, 2024, the Issuer redeemed from EVgo Holdings 23,000,000 shares of the Company's Class B Common Stock. In connection with such redemption, the Issuer issued to EVgo Holdings 23,000,000 shares of Class A Common Stock.

Also on December 16, 2024, EV Holdings agreed to sell 23,000,000 shares of Class A Common Stock at a public offering price of $5.00 per share in an underwritten public offering (the "Offering"). The Reporting Persons granted the underwriters an option to purchase up to 3,450,000 additional shares of Common Stock within 30 days of the pricing of the Offering.

The Reporting Persons acquired the securities reported herein in connection with an underwritten equity offering. The Reporting Persons intend to participate in the management of the Issuer through representation on the Issuer's Board of Directors. Except as set forth in this Schedule 13D, the Reporting Persons have no plans or proposals at present that relate to or would result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to regularly review their investment in the Issuer. Based on such review as well as other factors (including, among other things, their evaluation of the Issuer's business, prospects and financial condition, the market price for the Issuer's securities, other opportunities available to them and general market, industry and economic conditions), the Reporting Persons, and/or other persons affiliated with them, may, and reserve the right to, evaluate their investments and make strategic decisions based thereon, including disposing of, or causing to be disposed, a portion of the Securities beneficially owned by them, in the public market through open market sales, registered or unregistered block trades, in privately negotiated transactions, redemptions by the Issuer or otherwise. The Reporting Persons may formulate such plans or proposals for, and may from time to time explore, or make such proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

In connection with the Offering, on December 16, 2024, EVgo Holdings and the directors and officers of the Issuer each entered into lock-up agreements with the underwriters (the "Lock-up Agreements") pursuant to which they each agreed, subject to certain exceptions, not to offer, sell, pledge or otherwise transfer any shares of Common Stock for a period of 60 days from date of filing of the final prospectus relating to the Offering. The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety the full text of the Lock-Up Agreement, a form of which is filed as an exhibit to this Amendment No. 1 and incorporated herein by reference.

Pursuant to the Amended and Restated Limited Liability Company Agreement of EVgo OpCo, LLC, dated as of July 1, 2021, EVgo OpCo LLC is obligated to offer to redeem shares of Common Stock held by EVgo Holdings at least once per quarter. EVgo Holdings may, but is not obligated to, accept such redemption.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety:

The information set forth in or incorporated by reference in Items 2, 3, 4 and on the cover page of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

As of the date of this Amendment No. 1, EVgo Holdings and EVgo Member beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Schedule 13D with respect to such persons. As a result of their relationship with the EVgo Member, each of LSPEP IV, LSPEP IV GP and LSPEP IV Ultimate GP, each of LSPEP IV, LSPEP IV GP, LSPEP IV Ultimate GP and LSP Advisors, respectively, may be deemed the beneficial owner of such shares of Common Stock in such numbers as set forth on the cover pages of this Schedule 13D. Mr. Nanus through his position, relationship and/or affiliation with the LS Power Entities, may have shared voting and investment power with respect to the shares beneficially owned by the LS Power Entities. As such, Mr. Nanus may be deemed to have or share beneficial ownership of the shares beneficially owned by the LS Power Entities. Mr. Nanus disclaims beneficial ownership of such shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety:

The information set forth in or incorporated by reference in Items 2, 3, 4 and on the cover page of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

As of the date of this Amendment No. 1, EVgo Holdings and EVgo Member beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Schedule 13D with respect to such persons. As a result of their relationship with the EVgo Member, each of LSPEP IV, LSPEP IV GP and LSPEP IV Ultimate GP, each of LSPEP IV, LSPEP IV GP, LSPEP IV Ultimate GP and LSP Advisors, respectively, may be deemed the beneficial owner of such shares of Common Stock in such numbers as set forth on the cover pages of this Schedule 13D. Mr. Nanus through his position, relationship and/or affiliation with the LS Power Entities, may have shared voting and investment power with respect to the shares beneficially owned by the LS Power Entities. As such, Mr. Nanus may be deemed to have or share beneficial ownership of the shares beneficially owned by the LS Power Entities. Mr. Nanus disclaims beneficial ownership of such shares.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety:

The information set forth in or incorporated by reference in Items 2, 3, 4 and on the cover page of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

In connection with and prior to the completion of the Offering, the Issuer will redeem from EVgo Holdings 23,000,000 shares of the Company's Class B Common Stock in exchange for 23,000,000 shares of Class A Common Stock, which shares will be sold in the Offering.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) of the Schedule 13D is hereby amended and restated in its entirety:

The information set forth in or incorporated by reference in Items 2, 3, 4 and on the cover page of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

Except as set forth in this Item 5, no other person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of such shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and restated in its entirety:

The information set forth in or incorporated by reference in Items 2, 3, 4 and on the cover page of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

As of December 16, 2024, the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the Common Stock of the Issuer.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the 13D is hereby further amended by adding the following at the end thereof:

Lock-up Agreement

In connection with the Offering, on December 16, 2024, EVgo Holdings and the directors and officers of the Issuer each entered into lock-up agreements with the underwriters (the "Lock-up Agreements") pursuant to which they each agreed, subject to certain exceptions, not to offer, sell, pledge or otherwise transfer any shares of Common Stock for a period of 60 days from date of filing of the final prospectus relating to the Offering. The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety the full text of the Lock-Up Agreement, a form of which is filed as an exhibit to this Amendment No. 1 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 4: Joint Filing Agreement

Exhibit 5: Form of Lock-Up Agreement, dated December 16, 2024 (incorporated by reference to the Current Report on Form 8-K of EVgo, Inc., filed on December 18, 2024).

Exhibit 6: Amended and Restated Limited Liability Company Agreement of EVgo OpCo, LLC, dated July 1, 2021 (incorporated by reference to the Current Report on Form 8-K of EVgo, Inc., filed on July 8, 2021).

## Signatures
- EVgo Holdings, LLC: Jeffrey Wade, Jeffrey Wade/Chief Compliance Officer (12/18/2024)
- EVgo Member Holdings, LLC: Jeffrey Wade, Jeffrey Wade/Chief Compliance Officer (12/18/2024)
- LS Power Equity Partners IV, L.P.: Jeffrey Wade, Jeffrey Wade/Chief Compliance Officer (12/18/2024)
- LS Power Equity Partners IV, L.P.: LS Power Partners IV, LP, LS Power Partners IV, LP/its general partner (12/18/2024)
- LS Power Equity Partners IV, L.P.: LS Power Fund IV GP, LLC, LS Power Fund IV GP, LLC/its general partner (12/18/2024)
- LS Power Partners IV, LP: Jeffrey Wade, Jeffrey Wade/Chief Compliance Officer (12/18/2024)
- LS Power Partners IV, LP: LS Power Fund IV GP, LLC, LS Power Fund IV GP, LLC/its general partner (12/18/2024)
- LS Power Fund IV GP, LLC: Jeffrey Wade, Jeffrey Wade/Chief Compliance Officer (12/18/2024)
- LS Power Equity Advisors LLC: Jeffrey Wade, Jeffrey Wade/Chief Compliance Officer (12/18/2024)
- David Nanus: David Nanus, David Nanus (12/18/2024)